ISSUER FREE WRITING PROSPECTUS
(RELATING TO PRELIMINARY PROSPECTUS SUPPLEMENT
DATED FEBRUARY 24, 2021)
FILED PURSUANT TO RULE 433
REGISTRATION NUMBER 333- 249763

Equinix, Inc.

This Final Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Preliminary Prospectus Supplement.

0.250% Senior Notes due 2027

Issuer:	Equinix, Inc. (“Equinix” or the “Issuer”)

Securities:	0.250% Senior Notes due 2027 (the “2027 notes”)

Principal Amount:	€500,000,000

Coupon (Interest Rate):	0.250% per annum

Yield to Maturity:	0.340%

Benchmark Bund:	DBR 0.25% due February 2027

Benchmark Bund Price and Yield:	104.980%; -0.568%

Spread to Benchmark Bund:	+90.8 bps

Mid-Swap Yield:	-0.260%

Spread to Mid-Swap Yield:	+60 bps

Scheduled Maturity Date:	March 15, 2027

Public Offering Price:	99.465% plus accrued interest, if any, from March 10, 2021.

Gross Proceeds to Issuer before Estimated Expenses:	€497,325,000

Interest Payment Dates:	March 15 of each year, commencing on March 15, 2022.

Interest Record Dates:	March 1 of each year.

Optional Redemption:

At any time prior to January 15, 2027, the Issuer may redeem at its election, at any time or from time to time, some or all of the 2027 notes before they mature. The redemption price will equal the sum of (1) an amount equal to one hundred percent (100%) of the principal amount of the 2027  notes being redeemed plus accrued and unpaid interest up to, but not including, the redemption date (subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date) and (2) a make-whole premium. Notwithstanding the foregoing, if the 2027 notes are redeemed on or after January 15, 2027 (two (2) months prior to the maturity date of the 2027 notes) (such date, the “2027 First Par Call Date”), the redemption price will not include a make-whole premium.

The Issuer will calculate the make-whole premium with respect to any notes redeemed before the applicable 2027 First Par Call Date, as the excess, if any, of:

(1)         the aggregate present value as of the date of such redemption of each euro of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of such euro if such redemption had been made on the applicable 2027 First Par Call Date, in each case determined by discounting to the date of redemption on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate, plus 15 basis points; over

(2)         the principal amount of such note.

Neither the Trustee nor any paying agent shall have any obligation to calculate or verify the calculation of the make-whole premium.

“Comparable Government Bond Rate” means the price, expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), at which the gross redemption yield on the 2027 notes, if they were to be purchased at such price on the third business day prior to the date fixed for redemption, would be equal to the gross redemption yield on such business day of the Comparable Government Bond on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such business day as determined by an independent investment bank selected by the Issuer.

Common Code:	230434026

ISIN:	XS2304340263

Distribution:	SEC Registered (Registration No. 333- 249763)

1.000% Senior Notes due 2033

Issuer:	Equinix, Inc. (“Equinix” or the “Issuer”)

Securities:	1.000% Senior Notes due 2033 (the “2033 notes” and, together with the 2027 notes, the “notes”)

Principal Amount:	€600,000,000

Coupon (Interest Rate):	1.000% per annum

Yield to Maturity:	1.110%

Benchmark Bund:	DBR 0.00% due February 2031

Benchmark Bund Price and Yield:	102.950; -0.291%

Spread to Benchmark Bund:	+140.1 bps

Mid-Swap Yield:	+0.130%

Spread to Mid-Swap Yield:	+98 bps

Scheduled Maturity Date:	March 15, 2033

Public Offering Price:	98.769% plus accrued interest, if any, from March 10, 2021.

Gross Proceeds to Issuer before Estimated Expenses:	€592,614,000

Interest Payment Dates:	March 15 of each year, commencing on March 15, 2022.

Interest Record Dates:	March 1 of each year.

Optional Redemption:

At any time prior to December 15, 2032, the Issuer may redeem at its election, at any time or from time to time, some or all of the 2033 notes before they mature. The redemption price will equal the sum of (1) an amount equal to one hundred percent (100%) of the principal amount of the 2033 notes being redeemed plus accrued and unpaid interest up to, but not including, the redemption date (subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date) and (2) a make-whole premium. Notwithstanding the foregoing, if the 2033 notes are redeemed on or after December 15, 2032 (three (3) months prior to the maturity date of the 2033 notes) (such date, the “2033 First Par Call Date”), the redemption price will not include a make-whole premium.

The Issuer will calculate the make-whole premium with respect to any notes redeemed before the applicable 2033 First Par Call Date, as the excess, if any, of:

(1)         the aggregate present value as of the date of such redemption of each euro of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of such euro if such redemption had been made on the applicable 2033 First Par Call Date, in each case determined by discounting to the date of redemption on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate, plus 25 basis points; over

(2)         the principal amount of such note.

Neither the Trustee nor any paying agent shall have any obligation to calculate or verify the calculation of the make-whole premium.

“Comparable Government Bond Rate” means the price, expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), at which the gross redemption yield on the 2033 notes, if they were to be purchased at such price on the third business day prior to the date fixed for redemption, would be equal to the gross redemption yield on such business day of the Comparable Government Bond on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such business day as determined by an independent investment bank selected by the Issuer.

Common Code:	230434069

ISIN:	XS2304340693

Distribution:	SEC Registered (Registration No. 333- 249763)

All Notes

MiFID II Product Governance:	Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels).

UK MiFIR Product Governance:	Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).

PRIIPs:	No EU PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in the EEA or in the UK.

Listing:

Equinix will apply, following the completion of the offering of the notes, to have the notes listed on the Nasdaq Bond Exchange (“NASDAQ”) and expects trading in the notes on NASDAQ to begin within 30 days after the original issue date.

Trade Date:	February 24, 2021

Settlement Date:

It is expected that delivery of the notes will be made against payment therefor on or about March 10, 2021, which is the tenth business day following the date of pricing of the notes (such settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next succeeding seven business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Use of Proceeds:	As set forth in the Preliminary Prospectus Supplement.

Redemption Upon a Tax Event:

In the event of certain developments affecting taxation, the notes may be redeemed in whole, but not in part, at any time at the option of the Issuer, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, and any Additional Amounts then due and which will become due on the notes on the redemption date, subject to the rights of holders of record of notes on the relevant record date to receive interest due on the relevant interest payment date and Additional Amounts, if any, in respect thereof.

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Denominations:	Minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof.

Joint Global Coordinators and Joint Book-Running Managers:	Barclays Bank PLC Deutsche Bank AG, London Branch HSBC Bank plc ING Bank N.V.

Book-Running Managers:

Merrill Lynch International

Citigroup Global Markets Limited

Goldman Sachs & Co. LLC

J.P. Morgan Securities plc

MUFG Securities EMEA plc

RBC Europe Limited

SMBC Nikko Capital Markets Limited

The Toronto-Dominion Bank

BNP Paribas

Mizuho International plc

Morgan Stanley & Co. International plc

Scotiabank Europe plc

PNC Capital Markets LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities International Limited

MiFID II and/or the UK MiFIR Product Governance Rules professionals/ECPs-only / No PRIIPs KID — Manufacturer target market (MIFID II product governance and/or the UK MiFIR Product Governance Rules) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail investors in EEA or the United Kingdom

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, copies of the preliminary prospectus supplement and accompanying prospectus and, when available, the final prospectus supplement relating to this offering may be obtained from Barclays Bank PLC, by calling Tel: 1-888-603-5847, or HSBC Bank plc, by calling Tel: +44 20 7991 8888, or by e-mail at transaction.management@hsbcib.com, or Deutsche Bank AG, London Branch, or by calling toll free Tel: 1-800-503-4611, or ING Bank N.V. by calling Tel: +31205013104, or by e-mail: fm.documentation@ing.nl.

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